UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2017
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission File number 1-1000

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
SPARTON CORPORATION 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:
SPARTON CORPORATION
425 N. Martingale — Suite 1000
Schaumburg, IL 60173-2213

Sparton Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Year Ended December 31, 2017

Sparton Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Year Ended December 31, 2017

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Members of the Investment Review Committee
Sparton Corporation 401(k) Plan
Schaumburg, Illinois

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Sparton Corporation 401(k) Plan (the “Plan”) as of December 31, 2017 and 2016, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Sparton Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Year Ended December 31, 2017

We have served as the Plan’s auditor since 2003.

/s/ BDO USA, LLP

Grand Rapids, Michigan
June 22, 2018

Sparton Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Year Ended December 31, 2017

Statements of Net Assets Available for Benefits

	December 31, 2017	December 31, 2016
Investments:
Money market fund	$10,407	$6,345
Mutual funds	51,570,928	41,813,517
Common/collective trust	5,711,670	5,608,972
Company common stock	1,938,524	2,326,364
Total investments	59,231,529	49,755,198
Notes receivable from participants	1,794,682	1,682,859
Net assets available for benefits	$61,026,211	$51,438,057
See accompanying notes to financial statements.

Sparton Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Year Ended December 31, 2017

Statements of Changes in Net Assets

	December 31, 2017	December 31, 2016
Additions
Investment income:
Dividend income from mutual funds	$1,795,270	1,420,659
Net appreciation in fair value of investments	5,994,431	2,642,937
Net investment income	7,789,701	4,063,596

Interest income from notes receivable from participants	73,736	71,089
Contributions:
Participant	4,647,805	4,722,379
Employer	1,506,454	1,554,277
Rollovers	968,245	1,156,687
Total contributions	7,122,504	7,433,343
Total Additions	14,985,941	11,568,028

Deductions
Benefits paid directly to participants	4,944,810	6,571,405
Deemed distributions	177,636	87,062
Corrective distributions	184,649	73,348
Administrative expenses	90,692	77,551
Total Deductions	5,397,787	6,809,366

Net increase	9,588,154	4,758,662

Net Assets Available for Benefits, beginning of year	51,438,057	46,679,395
Net Assets Available for Benefits, end of period	$61,026,211	51,438,057
See accompanying notes to financial statements.

Sparton Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Year Ended December 31, 2017

Notes to Financial Statements
1. Plan Description
The following description of Sparton Corporation 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement or Summary Plan Description for a more complete description of the Plan’s provisions.
General
The Plan includes all eligible employees of Sparton Corporation and its wholly owned United States subsidiaries (referred to as “the Company”). The Plan is a defined contribution plan covering employees of the Company who have attained the age of 20 and have completed at least 60 days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Eligible employees may elect to contribute up to 100% of their compensation, subject to certain limitations. The Plan also offers Roth 401(k) contributions as an alternative to traditional pre-tax contributions. Participants may also make rollover contributions of amounts representing distributions from other qualified retirement plans. The Plan provides that the Company may contribute, on a discretionary basis, contributions in the form of matching contributions or non-elective contributions. During each of the years ended December 31, 2017 and 2016, the Company matched 50% of participants’ contributions up to 6% of their eligible compensation. There were no non-elective contributions made to the Plan during either reporting periods presented. All contributions are subject to certain limitations of the Internal Revenue Code.
Participant Accounts
Each participant account is credited with the participant’s and the Company’s contributions, as well as an allocation of Plan earnings or losses. Investment earnings and losses are credited to each participant’s account on a daily basis based upon the performance of the funds in that participant’s account. Participants direct the investment of their accounts into various investment funds offered by the Plan. The Plan currently offers various mutual funds, common/collective trusts, and the Company’s common stock as investment options for participants. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account.
Diversification
Participants may invest both employee and employer contributions in any of the available investment options under the Plan, which includes the Company’s common stock.
Participant Loans
Participants may borrow up to the lesser of $50,000 or 50% of their vested account balance, excluding Company common stock. The loans are secured by the balance in the participant’s account and bear interest rates that range from 4.25% to 5.25%, which rates represented the Prime Rate plus one percent at the time that they were originated. Loans must be repaid within five years with the exception of loans for a primary residence, which must be repaid within 15 years. Principal and interest are paid ratably through regular payroll deductions.
Vesting
Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Employer matching contributions are immediately 100% vested. Employer non-elective contributions vest based upon years of credited service, becoming 100% vested after five years of credited service.

Sparton Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Year Ended December 31, 2017

Payment of Benefits
In the event of normal, early, or disability retirement of a participant, termination of employment or in the event of death, the participant or beneficiary can elect to receive a lump sum payment equal to their vested account balance or, if the vested account balance exceeds $5,000, maintain their account in the Plan on a tax deferred basis until the participant reaches age 70 1/2. Under certain hardship conditions, a participant may be allowed to withdraw all or a portion of their contributions.
Forfeitures
Forfeitures consist of the non-vested portions of terminated participants’ accounts. If a participant was subsequently rehired prior to five one-year consecutive breaks in service, forfeitures may be reinstated to the participant’s account. Forfeitures are held by the Plan and become available immediately to pay administrative fees related to the Plan, then to reduce employer contributions, and finally, to be allocated to Plan participants. No forfeitures were used to pay Plan expenses, reduce employer contributions, or allocated to Plan participants for the period of July 1, 2014 through December 15, 2016, and the unused forfeiture balance amounted to $49,075 at December 31, 2015. This treatment of leaving forfeitures within an unused forfeiture account was not in compliance with Plan documents or ERISA provisions. On December 28, 2016, the unused forfeiture balance amounted to $51,366 and was then allocated to Plan participants, leaving a $0 balance in the unused forfeiture account at December 31, 2016, thus correcting this area of non-compliance. Unused forfeiture balance amounts of $1,793 for the year ended December 31, 2017 were allocated back to Plan participants, leaving a $0 balance in the unused forfeiture account at December 31, 2017.
Administrative Fees
The Company pays certain administrative costs of the Plan, expenses that are not paid through forfeitures, associated with any professional services provided to the Plan, or associated with the cost of communications to the participants. Administrative expenses recorded in the Plan represent trustee fees and record keeping fees paid directly from the Plan to the Plan’s trustee. Loan fees are deducted directly from the participants’ accounts.
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared under the accrual method of accounting.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of changes in net assets available for benefits.
Concentration of Investments
Included in investments at December 31, 2017 and 2016 are shares of the Company’s common stock amounting to $1,938,524 and $2,326,364, respectively. This investment represented approximately 3% and 5% of total investments at December 31, 2017 and 2016, respectively. A significant decline in the market value of the Company’s stock could significantly affect the net assets available for benefits.

Sparton Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Year Ended December 31, 2017

Investment Valuation and Income Recognition
Plan assets invested in mutual funds and Company common stock are stated at aggregate fair value based upon quoted market prices.
The Plan holds shares in a money market fund which is valued at the net asset value (“NAV”) of the shares held by the Plan at year-end, which is determined based on the fair value of the underlying investments, primarily high quality, short-term fixed income securities issued by banks, corporations, and the United States government.
The Plan holds units of common/collective trusts (“CCT”) with Putnam Stable Value Fund (“Putnam”) and Putnam Stable Value Fund GM (“Putnam”) that have investments in fully benefit-responsive investment contracts. The fair value of the Plan’s interest in the CCTs is based on audited financial information reported by the issuers, Putnam Fiduciary Trust Company for the Putnam CCTs. The issuers determine fair value based on the underlying investments (primarily conventional, synthetic and separate account investment contracts, and cash equivalents). The value of the CCTs represents contributions plus earnings, less participant withdrawals and administrative expenses. Participant-directed redemptions for the Putnam CCTs have no restrictions; the Plan, however, is required to provide a one-year redemption notice to liquidate its entire share in each of the respective funds.
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2017 and 2016. Delinquent participant loans are recorded as distributions on the basis of the terms of the Plan agreement.
Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation includes the Plan’s gains and losses on investments bought or sold as well as held during the year.
Payment of Benefits
Benefits are recorded when paid.
3. Fair Value Measurements
The Plan classifies its investments into Level 1, which refers to securities valued using quoted prices in active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refer to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth, by level within the fair value hierarchy, a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2017 and 2016:

Sparton Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Year Ended December 31, 2017

	December 31, 2017
	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Money market fund	$10,407	$10,407	$—	$—
Mutual funds	51,570,928	51,570,928	—	—
Sparton Corporation common stock	1,938,524	1,938,524	—	—
Total assets in fair value hierarchy	53,519,859	53,519,859	—	—
Investments measured at net asset value *	5,711,670	—	—	—
Investments at fair value	$59,231,529	$53,519,859	$—	$—

	December 31, 2016
	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Money market fund	$6,345	$6,345	$—	$—
Mutual funds	41,813,517	41,813,517	—	—
Sparton Corporation common stock	2,326,364	2,326,364	—	—
Total assets in fair value hierarchy	44,146,226	44,146,226	—	—
Investments measured at net asset value *	5,608,972	—	—	—
Investments at fair value	$49,755,198	$44,146,226	$—	$—

* Common/collective trust fund investments are measured at fair value using the net asset value (or its equivalent) and have not been categorized in the fair value hierarchy.
4. Plan Termination
Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate or partially terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their Company contribution account.
5. Income Tax Status
The Internal Revenue Service has determined in a letter dated March 31, 2014 that the prototype plan document was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan document has been amended since receiving the determination letter, including amendments made for plan mergers as well as to comply with recent law changes. However, the Plan Administrator and trustee believe that the Plan is designed, and is currently being operated, in compliance with the applicable provisions of the IRC.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2017 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions.
On April 11, 2016, The U. S. Department of Labor, Employee Benefits Security Administration (the “DOL”) informed Plan management of its intent to review the Plan for the time period of January 1, 2013 through April 11, 2016. The DOL completed its review of the Plan in March 2017, noting one area of non-compliance regarding forfeitures for the period July 1, 2014 through December 15, 2016. Plan management corrected this non-compliance area by allocating forfeiture assets totaling $51,366 to Plan participants as of December 28, 2016, and also agreed that going forward, forfeitures will be handled in accordance with Plan documents and ERISA provisions.

Sparton Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Year Ended December 31, 2017

6. Related Party Transactions
The Plan invests in certain investments managed by Merrill Lynch, the trustees, and as such, these investments are considered party-in-interest transactions. Fees paid to the trustees totaled $90,692 and $77,551 for the years ended December 31, 2017 and 2016, respectively.

Sparton Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Year Ended December 31, 2017

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)			EIN: 38-1054690
December 31, 2017			Plan Number: 002

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Par or Maturity Value		Cost	Current Value
Money market fund:
BIF Money Fund	10,407	shares	**	$10,407
Common/collective trust:
Putnam Stable Value Fund	3,437,783	shares	**	3,437,783
Putnam Stable Value Fund GM	2,273,887	shares	**	2,273,887
Total common/collective trusts				5,711,670
Mutual funds:
JP Morgan Government Bond Fund	6,594	shares	**	69,176
JP Morgan Government Bond Fund GM	418,522	shares	**	4,390,298
JP Morgan Small Cap Value Fund A	2,386	shares	**	68,950
JP Morgan Small Cap Value A GM	38,634	shares	**	1,116,530
JP Morgan Equity Income Fund A	28,699	shares	**	491,334
Janus Hendersen Triton Fund CL A	25,821	shares	**	726,091
Janus Hendersen Triton Fund CL A GM	39,822	shares	**	1,119,802
American Cent Real Estate Fund ADV	3,765	shares	**	106,149
American Cent Real Estate Fund ADV GM	59,402	shares	**	1,674,543
Columbia Midcap Index Fund CL A	64,954	shares	**	1,074,983
Victory Sycamore Estate Value Fund A	9,450	shares	**	383,493
Victory Sycamore Estate Value Fund GM	59,618	shares	**	2,419,309
MFS International Diversification A	22,894	shares	**	450,777
MFS International Diversification A GM	212,351	shares	**	4,181,183
Pioneer Select Mid Cap Growth A	6,380	shares	**	267,881
Pioneer Select Mid Cap Growth A GM	57,765	shares	**	2,425,567
DFA Inflation Protected Institutional	3,219	shares	**	37,818
DFA Inflation Protected Institutional GM	55,992	shares	**	657,907
Pimco Income Fund CL A	57,202	shares	**	709,878
Pimco Income Fund CL A GM	189,766	shares	**	2,354,995
IShares S&P 500 Index Institutional Fund	6,514	shares	**	2,073,429
IShares S&P 500 Index Institutional Fund GM	49,497	shares	**	15,755,442
Oppenheimer International Growth Fund CL A	10,460	shares	**	459,307
Oppenheimer International Growth Fund A GM	94,883	shares	**	4,166,317
Prudential High Yield Fund CL A	6,185	shares	**	34,144
Prudential High Yield Fund CL A GM	118,867	shares	**	656,143
Columbia Small Cap Index Fund A	26,633	shares	**	658,095
Mass Investment Growth Stock Fund GL A	13,413	shares	**	373,005
Pioneer Bond Fund	39,758	shares	**	386,850
Pioneer Bond Fund GM	234,484	shares	**	2,281,532
Total mutual funds				51,570,928

Sparton Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Year Ended December 31, 2017

*	Sparton Corporation common stock	84,064	shares	**	1,938,524
*	Notes receivable from participants	Interest rates (4.25% to 5.25%) with various maturity dates			1,794,682
					$61,026,211

* A party-in-interest as defined by ERISA
** The cost of participant-directed investments is not required to be disclosed

Sparton Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Year Ended December 31, 2017

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment Review Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SPARTON CORPORATION 401(k) PLAN

/s/ Joseph G. McCormack
Joseph G. McCormack, Senior Vice President and Chief Financial Officer, on behalf of the Investment Review Committee, the Plan’s Named Administrator and Fiduciary
June 26, 2018

Sparton Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Year Ended December 31, 2017

Consent of Independent Registered Public Accounting Firm

Sparton Corporation 401(k) Plan
Schaumburg, Illinois

We hereby consent to the incorporation by reference in the Registration Statement on Form S‑8 (333-156388) of Sparton Corporation of our report dated June 26, 2018, relating to the financial statements and supplemental schedule of Sparton Corporation 401(k) Plan which appears in this Form 11-K for the year ended December 31, 2017.

/s/ BDO USA, LLP

Grand Rapids, Michigan
June 26, 2018